Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 30, 2020

Erin Purnell U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Lionheart Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 13, 2020

CIK No. 0001802450

Dear Ms. Purnell:

On behalf of our client, Lionheart Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 10, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Erin Purnell March 30, 2020 Page 2

Draft Registration Statement Submitted on February 13, 2020

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: To date, no meetings with potential investors have occurred, and no written communications have been circulated to potential investors. The Company will provide copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Our Company

Forward Purchase and Forward Financing Arrangements, page 7

2.	Please revise your disclosure in this section to discuss whether these arrangements will have any impact on the Class A common stock redemption price, the Class B to Class A conversion ratio, or the exercise of the warrants.

Response: The disclosure on page 7 of the Amended S-1 has been revised to reflect that these arrangements will have no impact on the Class A common stock redemption price, the Class B to Class A conversion ratio, or the exercise of the warrants, in accordance with the Staff’s comments.

Management

Officers, Directors and Director Nominees, page 104

3.	Please revise your disclosure to more specifically describe Mr. Sternberg's business experience during the past five years.

Response: The disclosure on page 104 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Financial Statements

Note 6. Commitments and Contingencies

Registration Rights, page F-12

4.	It appears you will enter into a registration rights agreement prior to or on the effective date of this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Erin Purnell March 30, 2020 Page 3

Response: The disclosure has been revised to indicate that no cash penalties are payable under the registration rights agreement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner